Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

August 29, 2012

VIA EDGAR TRANSMISSION

Larry Greene
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Perkins Discovery Fund (the “Fund”)

Dear Mr. Greene:

This correspondence is being filed in response to your August 22, 2012 oral comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s preliminary proxy statement filed on August 16, 2012 on Schedule 14A pursuant to Rule 14a-6 of Regulation 14A under the Securities Exchange Act of 1934 regarding the proposed reorganization of the Fund out of the Trust into the World Funds Trust (the “Reorganization”).  The Trust anticipates filing the definitive proxy statement on or about August 31, 2012, which will reflect changes in response to your comments.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	Please file the Trust’s responses to the Staff’s comments as a separate correspondence letter rather than as part of the definitive proxy statement filing.

The Trust responds by complying with the Staff’s request.

3.	Please increase the font size and make the font size consistent throughout the Proxy Statement for readability.

The Trust responds by undertaking to review the Proxy Statement prior to filing and printing to ensure that font sizes are compliant with applicable rules under the Securities and Exchange Act of 1934 and the regulations thereunder.

4.
Please discuss how the Fund intends to comply with the Names Rule—Rule 35d-1 with respect to the name of the new trust—World Funds Trust.  Will the Fund have a significant portion (i.e., 30%) of its securities invested globally pursuant to Footnote 48 of the ICA Release No. 24828?

The Trust respectfully points out that the Fund—Perkins Discovery Fund—is not subject to the Names Rule as nothing in the Fund’s name denotes investments in any particular type of security.  The name of the new trust—World Funds Trust is also not subject to the Names Rule because it is not the name of any particular fund series.

5.	Is the Fund the last remaining series within the Trust? If so, please be sure to file the Form N-8F to deregister the Trust.

The Trust responds by respectfully noting that the Fund is not the last remaining series in the Trust.  At this time, there are approximately 50 other active series within the Trust.

6.
In response to the Q&A question, “How will the Reorganization Affect Me as a Shareholder,” please indicate whether any shareholder services or privileges will change.  For example, will shareholders still (1) have all telephone privileges, (2) receive dividends, (3) be able to redeem in the same manner?

After confirming with the officers of the World Funds Trust, the Trust responds by stating that no shareholder services will change in any material manner.  After the Reorganization, Shareholders will be able to effect purchases and sell orders for Fund shares in a substantially similar manner in which they currently effect such transactions.

7.
In approving the Reorganization, did the Trust’s Board consider all of the relevant factors outlined in Section 15(f) of the Investment Company Act of 1940?  If so, please address those factors under section of the Proxy Statement entitled, “Reasons for the Reorganization.”

The Trust responds by respectfully noting that Section 15(f) of the Investment Company Act of 1940 is not applicable to this case in that it is a reorganization of the Fund as a series from one trust into another trust.  There is no change in control.  Accordingly, the Board was not required to, and did not consider, any factors outlined in the referenced section.  The Board’s considerations under the “Reasons for the Reorganization” section of the Proxy Statement are accurate as written and the Trust respectfully declines to make additional changes there.

8.	When describing the changes in service providers in the Q&A section, consider including a table, which might better display the changes.

The Trust responds by including a table as shown below in the referenced Q&A section:

	Existing Fund, series of	New Fund, series of
Service Providers	Professionally Managed Portfolios	World Funds Trust
Investment Adviser	Perkins Capital Management, Inc.	No change – Perkins Capital Management, Inc.
Distributor & Principal Underwriter	Quasar Distributors, LLC	First Dominion Capital Corp.
Custodian	U.S. Bank N.A.	UMB Bank, N.A.
Transfer Agent	U.S. Bancorp Fund Services, LLC	Commonwealth Fund Services, Inc.
Fund Administrator	U.S. Bancorp Fund Services, LLC	Commonwealth Shareholder Services, Inc.
Fund Accountant	U.S. Bancorp Fund Services, LLC	Commonwealth Fund Accounting, Inc.

9.
Please correct the date reference in the Q&A section that reads, “How will the Reorganization affect the fees and expenses I pay as a shareholder of the Perkins Discovery Fund” to October 31, 2013 rather than 2012.

The Trust responds by making the correction as requested.

10.
Under the section of the Proxy Statement entitled, “Reasons for the Reorganization,” please clarify that the investment advisor is entitled to recoup any expenses paid or advisory fees waived under the Operating Expense Limitation Agreement.  Additionally, please confirm that the Operating Expense Limitation Agreement has been filed as an exhibit to the World Funds Trust registration statement on behalf of the Fund.

The Trust responds by adding a statement to the Proxy Statement indicating that the investment adviser is entitled to recoup any expenses paid or advisory fees waived under the Operating Expense Limitation Agreement.  Additionally, after confirming with the officers of the World Funds Trust, the Trust notes that the form of Operating Expense Limitation Agreement, as approved by that World Funds’ Trust’s Board of Trustees, has been filed as an exhibit to the World Funds Trust registration statement on behalf of the Fund.  (See World Funds Trust, File No. 811-22172, Post Effective Amendment filing on Form N-1A pursuant to Rule 485A on August 17, 2012, Accession No. 0001108086-12-000103.)

11.
The Staff noted on page 4 of the Proxy Statement under the section entitled “Reasons for the Reorganization” that the fee arrangements for the new service providers are expected to result in lower fees.  Please expand upon this or clarify where this is further discussed in the Proxy Statement.

The Trust responds by including a cross-reference to the Fees and Expenses table on pages 5 and 6 of the Proxy Statement that reflects the lower fees under the line item “Other Expenses.”

12.	In the Fees and Expenses table, where line items under Shareholder Fees reflect “None,” the staff suggests deleting the row in its entirety.

The Trust responds by deleting the referenced line items as suggested.

13.	In the Fees and Expenses table on page 5 and the Capitalization on page 14, please denote the New Fund’s numbers as “Pro Forma” figures.

The Trust responds by making the denotation as suggested.

14.
Although the Staff recognizes that the shareholders are not being asked to approve the trustees of the World Funds Trust, please consider including all of the information required under Schedule 14A, Item 22b. with respect to Election of Directors.

The Trust respectfully declines to include the suggested information as it is not required for the purpose of this Proxy Statement.

15.	Please include a discussion describing the effect of votes that abstained or voted against the proposal on a meeting adjournment.

The Trust responds by including the disclosure shown below in the Proxy Statement:

EFFECT OF ABSTENTIONS AND BROKER “NON-VOTES”

All proxies voted, including abstentions and broker non-votes (shares held by brokers or nominees where the underlying holder has not voted and the broker does not have discretionary authority to vote the shares), will be counted toward establishing a quorum.  In addition, under the rules of the New York Stock Exchange, if a broker has not received instructions from beneficial owners or persons entitled to vote and the proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges, the broker may not vote the shares as to that proposal even if it has discretionary voting power.  As a result, these shares also will be treated as broker non-votes for purposes of proposals that may “affect substantially” a shareholder’s rights or privileges (but will not be treated as broker non-votes for other proposals, including adjournment of the Special Meeting).

Abstentions and broker non-votes will be treated as shares voted against a proposal.  Treating broker non-votes as votes against a proposal can have the effect of causing shareholders who choose not to participate in the proxy vote to prevail over shareholders who cast votes or provide voting instructions to their brokers or nominees. In order to prevent this result, the Perkins Discovery Fund may request that selected brokers or nominees refrain from returning proxies on behalf of shares for which voting instructions have not been received from beneficial owners or persons entitled to vote.  The Perkins Discovery Fund also may request that selected brokers or nominees return proxies on behalf of shares for which voting instructions have not been received if doing so is necessary to obtain a quorum.  Abstentions and broker non-votes will not be voted “FOR” or “AGAINST” any adjournment.

16.	Please file the form of Proxy Card with this correspondence so that the Staff can review it prior to filing the definitive Proxy Statement.

The Trust has enclosed a copy of the form of Proxy Card following this correspondence.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Paul Hastings LLP

Enclosures

small barcode here

Perkins

PROXY CARD

PERKINS DISCOVERY FUND

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 12, 2012

The undersigned, revoking prior proxies, hereby appoints Eric W. Falkeis and Patrick J. Rudnick, and each of them, as attorneys-in-fact and proxies of the undersigned, granted in connection with the voting of the shares subject hereto with full power of substitution, to vote shares held in the name of the undersigned on the record date at the Special Meeting of Shareholders of Perkins Discovery Fund (the "Fund") to be held at the offices of the Trust's Administrator, U.S. Bancorp Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202 on October 12, 2012 at 10 a.m. Central time, or at any adjournment thereof, upon the Proposal described in the Notice of Meeting and accompanying Proxy Statement, which have been received by the undersigned.

This proxy is solicited on behalf of the Fund's Board of Trustees, and the Proposal (set forth on the reverse side of this proxy card) has been unanimously approved by the Board of Trustees and recommended for approval by shareholders.

SHAREHOLDER REGISTRATION PRINTED HERE
(shows through lower window on outbound envelope)

NOTE: red dotted line boxes are placeholders and are not printed on the final ballots

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. The undersigned acknowledges receipt with this Proxy Statement of the Board of Trustees. Your signature(s) on this should be exactly as your name(s) appear on this Proxy. If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing.

QUESTIONS ABOUT THIS PROXY? Should you have any questions about the proxy materials or regarding how to vote your shares, please contact our proxy information line **toll-free at 1-866-530-8621**. Representatives are available Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

SIGNATURE DATE

SIGNATURE (if held jointly) DATE

When properly executed, this proxy will be voted as indicated on the reverse side or "FOR" the Proposal if no choice is indicated. The proxy will be voted in accordance with the proxy holders' best judgment as to any other matters that may arise at the Meeting.

THREE OPTIONS FOR VOTING YOUR PROXY

1. Internet Log on to **www.proxyonline.com**. Make sure to have this proxy card available when you plan to vote your shares. You will need the control number found in the box at the right at the time you execute your vote.

2. Telephone Simply dial toll-free 1--866-530-8621 and provide the representative with the proxy control number at the right. Representatives are available Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

3. Mail Simply sign, date, and complete the reverse side of this proxy card and return it in the postage paid envelope provided.

CONTROL NUMBER

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on October 12, 2012
The proxy statement for this meeting is available at: www.proxyonline.com/docs/perkinsdiscovery.pdf

IT IS IMPORTANT THAT PROXIES BE VOTED PROMPTLY. EVERY SHAREHOLDER'S VOTE IS IMPORTANT.

PERKINS DISCOVERY FUND

PROXY CARD

TO VOTE, MARK ONE BOX IN BLUE OR BLACK INK. Example: ☒

PROPOSAL:

	FOR	AGAINST	ABSTAIN
1) 1. To reorganize the Fund from a series of the Trust to a series ("New Fund") of World Funds Trust (the "Reorganization"). The Reorganization is not expected to result in any change in the way the Fund is managed or in its investment objective, policies and strategies. The Fund's fees and expenses are not expected to increase as a result of the Reorganization. Perkins Capital Management, Inc. (the "Adviser") will continue as investment adviser for the New Fund and the persons responsible for the day-today management of the Fund will not change. The Reorganization is expected to be a tax-free reorganization for federal income tax purposes and therefore no gain or loss should be recognized by the Fund or its shareholders as a result of the Reorganization.	☐	☐	☐

THANK YOU FOR VOTING